UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2024

WATER ON DEMAND, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 0001953442

Nevada	61-1775079
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13575 58th Street North, Suite 200

Clearwater, FL 33760

(Address of principal executive offices)

Tel: (727) 440-4603
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

In this report, the term “we,” “us,” “our” or “the Company” refers to Water on Demand, Inc.

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview

Water On Demand, Inc. (“WODI” or the “Company”) was incorporated on April 22, 2022, in Nevada as a wholly-owned subsidiary of OriginClear, Inc. (“OCLN”). The Company commenced operations in April, 2022 and shares office space with OCLN at 13575 58th Street North, Suite 200, Clearwater, FL 33760. The Company’s main telephone number is (727) 440-4603 and its website is www.waterondemand.net.

As of this filing, WODI has no employees. Staffing, administrative support, and investment funding access are provided through a prospective management services agreement with OCLN.

This discussion of our financial condition and results should be read with the financial statements and notes in this Offering Circular. It includes forward-looking statements based on our plans, estimates, and beliefs, which may differ from actual results. Unless stated otherwise, the latest results discussed are as of June 30, 2024.

Critical Accounting Policies

The Securities and Exchange Commission (“SEC”) defines critical accounting policies as those requiring significant judgment, subjectivity, or complexity, often involving estimates that may change over time.

While not all accounting policies involve significant judgment, the following policies are considered critical under the SEC definition due to the degree of subjectivity and estimation involved.

The Company operates on a fiscal year ending December 31.

Revenue Recognition

For construction contracts, revenue and costs are recognized over time as performance obligations are satisfied, in accordance with ASC 606, Revenue from Contracts with Customers. Under ASC 606, revenue and profit are recognized when the customer gains control of the promised goods or services.

Unallocable indirect costs and general administrative expenses are expensed as incurred. If a contract loss is anticipated, the loss is recognized as soon as it is identified. Revisions to cost and profit estimates are reflected in the period they become known. Adjustments due to changes in job performance, conditions, penalties, or final settlements are recorded as determined.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

Significant estimates include assessments of goodwill and long-lived asset impairments, revenue recognition for percentage-of-completion contracts, allowances for uncollectible accounts, inventory valuation, valuations of non-cash capital stock issuances, and valuation allowances on deferred tax assets. These estimates are based on historical experience and other relevant factors that management considers reasonable. Changes in assumptions or conditions could result in different outcomes.

Fair Value of Financial Instruments

Fair value of financial instruments requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. As of June 30, 2023, the amounts reported for cash, prepaid expenses, accounts payable and accrued expenses approximate the fair value because of their short maturities.

Results of Operations

For the Six Months Ended June 30, 2024

The following table sets forth key components of our results of operations for the six months ended June 30, 2024 and 2023, respectively.

	Six Months Ended June 30,
	2024	2023
Revenue	$2,604,196	$3,823,932
Cost of goods sold	2,332,346	3,513,086
Operating expenses	673,455	603,236
Loss before other expenses	(401,605)	(292,390)
Other income (expense)	(4,737,764)	(8,979,157)
Net loss	$(5,139,369)	$(9,271,547)

Revenue and Cost of Sales

For the six months ended June 30, 2024, revenue was $2,604,196, compared to $3,823,932 for the same period in 2023, representing a decrease of $1,219,736 (31.9%). The decline was due to shifts in customer demand, changes in product mix, and other operational factors.

Cost of goods sold for the six months ended June 30, 2024, was $2,332,346, compared to $3,513,086 in 2023, reflecting a decrease of $1,180,740 (33.6%). The decrease was driven by lower production costs in line with reduced revenue, as well as operational efficiencies and cost management efforts.

Operating Expenses

Operating expenses for the six months ended June 30, 2024 were $673,455 compared to $603,236 for the same period in 2023, reflecting an increase of $70,219 (11.6%). The increase was driven by higher administrative costs, expanded business operations, and investments in sales and marketing efforts. While operating expenses rose, the Company continue to focus on cost control measures to optimize efficiency and manage expenses in alignment with revenue trends.

Operating Income (Loss)

The Company reported an operating loss of $(401,605) for the six months ended June 30, 2024, compared to $(292,390) for the same period in 2023. The $109,215 increase in operating loss was due to lower revenue and higher operating expenses, partially offset by reduced costs of goods sold.

Other Income (expense)

Other expenses for the six months ended June 30, 2024, were $(4,737,764), compared to $(8,979,157) for the same period in 2023, representing a decrease of $4,241,393 (47.2%). The decrease was driven by lower non-cash expenses related to the conversion and settlement value added to note purchase agreements, which declined from $(6,037,589) in 2023 to $(1,297,000) in 2024.

Impairment of receivable from SPAC decreased from $(2,600,985) in 2023 to $(1,128,000) in 2024, contributing to the overall reduction in other expenses. However, this was partially offset by a $(1,273,680) loss upon deconsolidation recorded in 2024, which was not present in the prior year.

Net Loss

Net loss for the six months ended June 30, 2024, was $(5,139,369), compared to $(9,271,547) for the same period in 2023. The $4,132,178 reduction in net loss is driven by a significant decrease in other expenses, including lower impairment charges, reduced non-cash settlement costs, and improved operational efficiency. While revenue declined year-over-year, disciplined cost management efforts helped offset the impact, contributing to the overall improvement in net loss.

While revenue declined year-over-year, disciplined cost management efforts helped offset the impact, contributing to the overall improvement in net loss. The Company continues to focus on optimizing financial performance through strategic cost control and operational efficiencies.

Liquidity and Capital Resources

Liquidity refers to a company's ability to generate funds to support operations, meet obligations, and sustain ongoing business activities. Key liquidity factors include cash flow from operations, accounts receivable and payable levels, and capital expenditures.

The financial statements have been prepared on a going concern basis, assuming continued operations. However, they do not reflect potential adjustments if the Company is unable to sustain operations. Our independent auditors, in their report on the audited financial statements for the period ended December 31, 2023, expressed substantial doubt about our ability to continue as a going concern.

During the six months ended June 30, 2024, net cash used in operating activities was $(1,332,087), compared to $(2,437,273) in 2023. The reduction in cash outflows was primarily driven by a lower net loss of $(5,139,369) in 2024, compared to $(9,271,547) in 2023, partially offset by working capital changes. Key adjustments included the $1,273,680 loss upon deconsolidation recorded in 2024 and a $4,740,589 decrease in non-cash conversion and settlement value losses related to note purchase agreements.

Net cash used in investing activities was $(1,128,000) in 2024, compared to $(2,600,985) in 2023.

Net cash provided by financing activities was $2,288,540 in 2024, compared to $5,582,494 in 2023. As of June 30, 2024, we had cash and cash equivalents of $202,644, down from $1,108,354 as of June 30, 2023. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

The Company’s ability to sustain operations depends on securing additional funding. Between December 31, 2023, and June 30, 2024, we obtained funds from investors and received $1,143 in other income. We continue to explore financing options to support long-term operations. Management believes that continued funding from existing shareholders, prospective new investors, and future revenue growth will provide the necessary liquidity to meet obligations and support the development of core business operations. However, there is no assurance that sufficient funding will be available when needed or on acceptable terms. We intend to finance operations through increased revenue and the remaining capital raised from our recent Regulation A offering.

Summary of Cash Flows for the Six Months Ended June 30, 2024 and 2023

As of June 30, 2024, we had approximately $202,644 in cash and cash equivalents, compared to $1,108,354 as of June 30, 2023. The following table presents a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,
	2024	2023
Net cash used in operating activities	$(1,332,087)	$(2,437,273)
Net cash used in investing activities	(1,128,000)	(2,600,985)
Net cash provided by financing activities	2,288,540	5,582,494
Net (decrease) increase in cash and cash equivalents	(171,547)	544,236

Net cash used in operating activities for the six months ended June 30, 2024 was $(1,332,087), compared to $(2,437,273) in 2023, primarily due to funding the net loss of $(5,139,369) offset by working capital changes, including fluctuations in accounts payable, accrued interest, and contract liabilities.

Investing activities used $(1,128,000) for the six months ended June 30, 2024, primarily for SPAC notes payable, compared to $(2,600,985) in 2023, due to lower issuance of convertible secured promissory notes.

Financing activities provided $2,288,540 for the six months ended June 30, 2024, down from $5,582,494 in 2023, due to lower issuance of convertible secured promissory notes.

Net decrease in cash and cash equivalents for the six months ended June 30, 2024, was $(171,547), compared to a net increase of $544,236 in 2023.

Capital Expenditures and Future Financing

We do not anticipate material capital expenditures over the next twelve months. While current funding from convertible debt and future revenues can support operating expenses in the short term, we will need additional financing to scale operations and drive long-term growth. Future financing efforts may include equity or debt issuances, credit facilities, or other mechanisms. However, market fluctuations or changes in the price of our common stock could complicate financing efforts, potentially leading to dilution or issuance of senior securities.

Going Concern and Future Funding Needs

The ability of the Company to continue operations is contingent on securing additional funding and achieving revenue growth. While we estimate that our current cash on hand, future revenues, and the ability to raise additional capital will allow us to continue operations, there can be no assurance that these assumptions will hold. Without additional financing, we may need to scale back or cease operations.

Recent Trends

Known trends, demands, commitments, events, or uncertainties that are reasonably likely to impact future operating results and financial conditions are set forth throughout this Report. These factors include:

●	Revenue Growth Opportunities: The increase in revenues during the six months ended June 30, 2024, reflects a renewed focus on operational execution and securing new business opportunities. Continued success in contract acquisition and revenue generation will be crucial to sustaining this growth trajectory

●	Capital Requirements: The Company remains reliant on external financing, as evidenced by the significant proceeds from convertible secured promissory notes during the current period. The ability to raise additional capital will play a pivotal role in supporting operations and addressing working capital deficits.

●	Market Conditions: Fluctuations in the equity and debt markets could impact the Company's ability to secure favorable financing terms. Adverse economic conditions or investor sentiment may lead to increased dilution or higher borrowing costs.

●	Operating Expenses: Efforts to streamline operations and reduce administrative and marketing costs have been implemented but maintaining low expense levels while scaling operations will require continued management focus.

●	Dependence on Key Investors: The Company’s ability to sustain operations is significantly dependent on current and prospective investors. Any reduction in investor participation could pose a challenge to the Company’s financial stability.

●	Regulatory and Industry Challenges: Changes in the regulatory environment, market competition, or shifts in industry demand could create uncertainties and impact future operation.

Trend Information

Our primary objective is to meet client demand for our technology while ensuring consistent performance and reliability in the field. The Company is focused on scaling operations to efficiently fulfill orders as demand grows.

For the year ended December 31, 2023, sales trends reflected demand across all product and service lines. The sales pipeline remains strong, with continued interest from both existing and prospective clients. However, as is common in business-to-business transactions, sales cycles can vary significantly. While some contracts are executed within 30 days, others may take several years, influenced by customer budget constraints, financing requirements, legal and facilities reviews, and other operational considerations.

To address these challenges, the Company is streamlining sales processes to enhance efficiency. By implementing structured, repeatable procedures, we aim to reduce sales cycle times and accelerate revenue recognition. These efforts are expected to support long-term, sustainable growth as demand and client needs continue to evolve.

Critical Accounting Policies and Use of Estimates

Our discussion and analysis of operating results and financial condition are based upon our financial statements included elsewhere in this offering circular. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures of contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our financial statements and involve difficult, subjective, or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our financial statements. We believe that the critical accounting policies are the most difficult management decisions, as they involve the use of significant estimates and assumptions as described above. For a complete summary of our significant accounting policies, see the notes to the financial statements included elsewhere in this offering circular.

Off-Balance Sheet Arrangements

As of June 30, 2024, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see “Item 3 – Financial Statements” below.

Recent Developments

None.

Item 2. Other Information

None.

Item 3. Financial Statements

Water on Demand, Inc.

Consolidated Balance Sheets

(unaudited)

	June 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$202,644	$374,191
Contracts receivable, net allowance of $368,917 and $379,335, respectively.	1,247,416	1,509,504
Contract assets	476,906	455,102
Prepaid expenses	34,354	-
Total Current Assets	$1,961,320	$2,338,797
PROPERTY AND EQUIPMENT, NET	2,006	3,370
NON-CURRENT ASSETS
SPAC Class B common shares purchase cost	400,000	400,000
Security deposit	18,000	-
Total Non-Current Assets	$418,000	$400,000
TOTAL ASSETS	$2,381,326	$2,742,167
LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable and other payable	$1,459,460	$1,335,210
Accrued expenses	1,992,045	1,103,158
Customer deposit and escrow	143,503	143,503
Line of credit	53,063	178,808
Loan payable, merchant cash advance	146,250	110,695
Contract liabilities	1,619,759	1,346,366
Tax liability 83(b)	13,600	13,600
Warranty reserve	20,000	20,000
Related party liability	680,986	864,528
Convertible secured promissory notes	20,068,589	16,729,089
Total Current Liabilities	$26,197,255	$21,844,957
TOTAL LIABILITIES	$26,197,255	$21,844,957
SHAREHOLDERS’ DEFICIT
Common Stock	1,340	1,340
Additional paid in capital - Common stock	1,411,508	985,278
Accumulated deficit	(25,228,777)	(20,089,408)
TOTAL SHAREHOLDERS’ DEFICIT	(23,815,929)	(19,102,790)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$2,381,326	$2,742,167

The accompanying notes are an integral part of these financial statements.

Water on Demand, Inc.

Consolidated Statements of Operations

	Six Months Ended June 30,
	2024	2023
Revenue	$2,604,196	$3,823,932
Cost of goods sold	2,332,346	3,513,086
Gross Profit	271,850	310,846
Operating Expenses
Selling and marketing expenses	94,671	42,988
General and administrative expenses	578,784	560,248
Total Operating Expenses	673,455	603,236
Loss from Operations	(401,605)	(292,390)
OTHER INCOME (EXPENSE)
Other income	1,143	126,879
Impairment of receivable from SPAC	(1,128,000)	(2,600,985)
Preferred stock incentive compensation	-	(155,852)
Conversion and settlement value added to note purchase agreements	(1,297,000)	(6,037,589)
Interest expense	(1,040,227)	(311,610)
Loss upon deconsolidation	(1,273,680)	-
TOTAL OTHER EXPENSE	(4,737,764)	(8,979,157)
NET LOSS	$(5,139,369)	$(9,271,547)

Basic and Diluted	(0.38)	(1.60)

Weighted average shares outstanding:
Basic and Diluted	13,399,217	5,783,156

The accompanying notes are an integral part of these financial statements.

Water on Demand, Inc.

Consolidated Statements of Stockholders’ Equity

(unaudited)

	Preferred stock		Common stock		Additional Paid-in-	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2022	1,001,475	$-	5,779,638	$578	$85,857	$(588,318)	$(501,883)
Issuance of Series A and B Preferred stock granted to Series Y investors at fair value	367,609	37	-	-	155,852	-	155,852
Issuance of common shares fro Reg A for cash	-	-	7,500	-	37,500	-	37,500
Net loss	-	-	-	-	-	(9,271,547)	(9,271,547)
Balance at June 30, 2023	1,369,084	$37	5,787,138	$578	$279,209	$(9,859,865)	$(9,580,078)

	Preferred stock		Common stock		Additional Paid-in-	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2023	-	$-	13,399,267	$1,340	$985,278	$(20,089,408)	$(19,102,790)
Issuance of warrants for cash	-	-	-	-	426,230	-	426,230
Net loss	-	-	-	-	-	(5,139,369)	(5,139,369)
Balance at June 30, 2024	-	$-	13,399,267	$1,340	$1,411,508	$(25,228,777)	$(23,815,929)

The accompanying notes are an integral part of these financial statements.

Water on Demand, Inc.

Consolidated Statements of Cash Flows

(unaudited)

	Six Months Ended June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,139,369)	$(9,271,547)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,364	2,278
Stock based compensation expense	-	155,852
Loss upon deconsolidation	1,273,680	-
Debt discount recognized as interest expense	90,000	-
Impairment of receivable from SPAC	1,128,000	2,600,985
Conversion and settlement value loss on WODI	1,297,000	6,037,589
Change in Assets (Increase) Decrease in:
Contracts receivable	262,088	1,061,010
Contract asset	(21,804)	390,206
Prepaid expenses and other assets	(34,354)	-
Loan receivable, related party	(1,457,221)	(2,447,150)
Other assets	(18,000)	(40,194)
Change in Liabilities Increase (Decrease) in:
Accounts payable	124,251	(1,243,251)
Accrued interest on convertible promissory notes	920,390	277,658
Accrued expenses	(31,504)	11,592
Contract liabilities	273,393	(208,564)
Loan payable, related party		238,263
Tax liability 83(b)	-	(2,000)
Net cash used in operating activities	(1,332,087)	(2,437,273)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of SPAC notes payable	(1,128,000)	(2,600,985)
Net cash used in investing activities	(1,128,000)	(2,600,985)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from line of credit	-	241,542
Payments on line of credit	(125,745)	(40,548)
Proceeds from loans, merchant cash advance	135,000
Payments on loans, merchant cash advance	(189,445)
Proceeds from convertible secured promissory notes	2,042,500	5,344,000
Common stock issued for RegA cash		37,500
Proceeds from issuance of warrants	426,230
Net cash provided by financing activities	2,288,540	5,582,494

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(171,547)	544,236
CASH AND CASH EQUIVALENTS BEGINNING OF PERIOD	374,191	564,118
CASH AND CASH EQUIVALAENTS END OF PERIOD	$202,644	$1,108,354

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest and dividends paid	$28,817	$18,952

The accompanying notes are an integral part of these financial statements.

Water on Demand, Inc.

Notes to the Financial Statements (Unaudited)

June 30, 2024

1.	ORGANIZATION AND LINE OF BUSINESS

The accompanying condensed consolidated financial statements of Water On Demand, Inc. (WODI”) have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) for interim financial information. These statements do not include all disclosures required for annual financial statements.

For additional details, refer to the audited financial statements and footnotes included in the Form 10-K of OriginClear, Inc. (“Parent Company”) for the year ended December 31, 2023, and Form 10-Q for the six months ended June 30, 2024.

Organization

WODI was incorporated in the state of Nevada on April 22, 2022. WODI, supported by its parent company, is focused on developing the “Water On Demand” business model, which enables private businesses to pay for water treatment services on a per-gallon basis under the Design-Build-Own-Operate (DBOO) framework. WODI collaborates with regional water service providers to finance, build, and operate these systems.

On November 16, 2022, WODI filed a Regulation A Offering Circular with the SEC, allowing investors to invest directly in WODI with a minimum investment of $1,000.

On December 22, 2022, WODI acquired 100% of the membership interests in Fortune Rise Sponsor LLC (“Sponsor”) for $1,137,267. This transaction included $400,000 to purchase 2,343,750 shares of Class B Common Stock in Fortune Rise Acquisition Corporation (“FRLA”), a blank-check company formed in 2021, and $737,267 to reimburse prior SPAC extension payments. The Class B shares are exercisable into an equivalent number of Class A shares. To fund this acquisition, WODI issued convertible secured promissory notes bearing an annual interest rate of 10%. As of June 30, 2023, the outstanding balance on these notes was $12,729,089. The notes mature 12 months from issuance, with options for two six-month extensions.

On January 5, 2023, WODI entered into a non-binding Letter of Intent (LOI) with FRLA to negotiate a potential business combination. The LOI outlines the intention to consolidate all outstanding equity securities of WODI, including common stock, preferred stock, and warrants, into a new merged entity upon consummation of the combination.

To maintain FRLA’s timeline for completing its initial business combination, WODI assumed responsibility for extension payments. This included payments for extensions from November 5, 2022, to February 5, 2023, and from February 5, 2023, to May 5, 2023, which totaled $977,500. On April 10, 2023, FRLA shareholders approved a final extension of the deadline to November 5, 2023.

On April 14, 2023, WODI acquired the Parent Company’s “Modular Water Service” business through an Asset Purchase Agreement. This transaction involved the transfer of intellectual property, patents, business models, and related assets in exchange for 6,000,000 shares of WODI common stock. Effective immediately, all MWS-related accounts receivable, accounts payable, and revenue were transferred to WODI. Additionally, the agreement assigned WODI the global master license for patents developed by Daniel M. Early, P.E., with rights to file patents for subsequent inventions

As of June 30, 2024, WODI held cash and cash equivalents totaling $202,644, primarily reflecting proceeds from financing activities. The Company’s financial obligations included $20,068,589 in outstanding convertible secured promissory notes.

Line of Business

WODI, with the support of its parent company, is developing a new outsourced water treatment business under the WOD model. This model enables private businesses to pay for water treatment and purification services on a per-gallon basis, a framework commonly known as DBOO. WODI collaborates with regional water service providers to finance, build, and operate the systems it develops.

As part of WODI’s early-stage development, the Parent Company consolidated its MWS division and its wholly owned subsidiary, PWT, into WODI. PWT, given its established operating history, became the master corporate entity and was subsequently renamed Water On Demand, Inc. This restructuring integrated MWS and WODI’s operations into the renamed entity.

Currently, WODI consists of two operating divisions, MWS and PWT, alongside WOD, which remains a development-stage business. For financial reporting purposes, WODI is considered a single reporting unit.

The Parent Company continues to support WODI’s business combination agreement (BCA) process, provide management services to WODI and the potential post-merger entity, and initiate non-binding agreements for potential acquisitions. These activities will depend on the outcome of the BCA process and related strategic developments

Going Concern

The accompanying financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if WODI is unable to continue as a going concern. These factors, among others raise substantial doubt about WODI’s ability to continue as a going concern. Our independent auditors, in their report on the Parent Company’s audited financial statements for the year ended December 31, 2023 expressed substantial doubt about our ability to continue as a going concern.

The ability of WODI to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, achieving a level of profitable operations and receiving additional cash infusions. During the period ended June 30, 2024, WODI obtained funds from the issuance of convertible note agreements. Management believes this funding will continue from its’ current investors and from new investors. Management believes the existing shareholders and prospective new investors will provide the additional cash needed to meet WODI’s obligations as they become due and will allow the development of its core business operations. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to WODI. Even if WODI is able to obtain additional financing, it may contain restrictions on our operations, in the case of debt financing or cause substantial dilution for our stockholders, in case of equity financing.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

This summary of significant accounting policies is presented to assist in understanding WODI’s financial statements. The financial statements and accompanying notes are the responsibility of WODI’s management, which is responsible for their integrity and objectivity. These accounting policies conform to GAAP and have been consistently applied in the preparation of the financial statements.

Principles of Consolidation

Water on Demand Inc. accounts are included on its Parent Company’s consolidated financial statements for the six months ended June 30, 2024, and 2023, and for year ended December 31, 2022.

Cash and Cash Equivalent

WODI considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as disclosures of contingent assets and liabilities at the reporting date. Actual results may differ from these estimates.

Significant estimates include assessments related to impairments of long-lived assets, revenue recognition for percentage-of-completion contracts, allowances for uncollectible accounts, warranty reserves, inventory valuation, derivative liabilities and other conversion features, fair value measurements, valuations of non-cash stock issuances, and the valuation allowance on deferred tax assets. These estimates are based on historical experience and other factors deemed reasonable under the circumstances.

Net Earnings (Loss) per Share Calculations

Basic loss per share is calculated by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is calculated similarly but includes the effect of potentially dilutive securities, such as stock options, warrants, and convertible instruments, if their inclusion would be dilutive.

For the six months ended June 30, 2024, and 2023, WODI’s diluted loss per share was the same as its basic loss per share, as the inclusion of potential common shares would have been anti-dilutive.

Revenue Recognition

WODI recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration expected to be received.

Nature of Contracts and Performance Obligations

Engineered Water Treatment Solutions

WODI designs, manufactures, and installs water treatment systems for municipalities, industrial clients, and commercial entities. Performance obligations typically include the delivery and installation of water treatment systems that meet specific customer requirements.

Revenue from these contracts is recognized over time as performance obligations are satisfied, using the cost-to-cost input method, which reflects progress toward completion. The transaction price is based on fixed contract fees, with any variable consideration, such as performance bonuses, estimated at contract inception and constrained to prevent significant revenue reversals.

Sales Price Calculation

The transaction price for each contract is based on agreed terms, including fixed fees and any variable consideration. Variable consideration is estimated at inception and constrained to ensure revenue is not subject to significant future reversals when uncertainties are resolved

Contract Modifications

Contract modifications are recognized when they create or alter enforceable rights and obligations. Any impact on transaction prices and performance obligations is accounted for in the period the modification is approved.

Significant Judgements and Estimates

☐	Estimating Progress Towards Completion: For long-term contracts, we use the cost-to-cost method to estimate progress towards completion, considering total costs incurred relative to total estimated costs to complete the project.

☐	Variable Consideration: Estimates to variable considerations are constrained to ensure that recognized revenue is not subject to significant reversals in future periods.

Material Rights and Obligations

WODI’s contracts may provide customers with material rights related to effective water treatment solutions and ongoing maintenance services. The company’s obligations include designing, manufacturing, delivering, installing, and maintaining water treatment systems, as well as providing continuous water treatment services under the DBOO model.

Contract Receivable

WODI bills customers based on contractual terms, typically on a progressive basis as work is completed. Credit is extended following an evaluation of the customer’s financial condition, and collateral is not required.

WODI maintains an allowance for doubtful accounts to address potential credit losses. Management evaluates receivables monthly using both quantitative and qualitative analyses of past-due accounts. An allowance is recorded for uncollectible amounts when all reasonable collection efforts have been exhausted, and recovery is deemed unlikely.

As of June 30, 2024, the net contract receivable balance was $1,247,416, with an allowance for doubtful accounts of $368,917. As of December 31, 2023, the net contract receivable balance was $1,509,504, with an allowance for doubtful accounts of $379,335.

Indefinite Lived Intangibles and Goodwill Assets

WODI accounts for business combinations under the acquisition method of accounting in accordance with ASC 805, “Business Combinations,” where the total purchase price is allocated to the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values. The purchase price is allocated using the information currently available, and may be adjusted, up to one year from acquisition date, after obtaining more information regarding, among other things, asset valuations, liabilities assumed and revisions to preliminary estimates. The purchase price in excess of the fair value of the tangible and identified intangible assets acquired less liabilities assumed is recognized as goodwill.

WODI tests for indefinite lived intangibles and goodwill impairment in the fourth quarter of each year and whenever events or circumstances indicate that the carrying amount of the asset exceeds its fair value and may not be recoverable. In accordance with its policies, WODI performed a qualitative assessment of indefinite lived intangibles and goodwill at June 30, 2024 and December 31, 2023 and determined there was no impairment of indefinite lived intangibles and goodwill.

Promissory Notes

From December 22, 2022, through June 30, 2024, WODI and its parent company, made payments totaling $6,179,985 on behalf of FRLA to cover operating expenses and extension payments. This includes additional payments of $1,128,000 made during the six months ended June 30, 2024. In exchange, WODI and the Parent Company received unsecured promissory notes from the FRLA (the “SPAC Notes”) in an aggregate principal amount of $6,179,985.

The SPAC Notes are non-interest bearing and payable (subject to the waiver against SPAC trust provisions) on the earlier of (i) consummation of the SPAC initial business combination; or (ii) the date of the liquidation of the SPAC. The principal balance of each SPAC Note may be prepaid at any time, at the election of the FRLA. The SPAC Notes are non-interest bearing and are payable, subject to the waiver of FRLA trust provisions, on the earlier of (i) the consummation of the FRLA’s initial business combination or (ii) FRLA liquidation. FRLA may elect to prepay the principal balance of the notes at any time.

Impairment of receivable

Although the payments made on behalf of FRLA are amounts receivable to WODI, the Company deemed it probable that FRLA may not have sufficient funds to repay all Class A shareholders and WODI for the amounts advanced. As a result, WODI recognized an impairment expense of $1,128,000 and $2,600,985 for the periods ended June 30, 2024, and 2023, respectively. These amounts were recorded as expenses on the consolidated income statements.

If WODI successfully merges with FRLA, all amounts paid by WODI on behalf of FRLA, including any future payments made until the merger is consummated, will be recoverable by WODI.

Recording of membership interest

As of June 30, 2024, and December 31, 2023, WODI recorded the purchase of Class B Founder Shares at lower of cost or market. The purchase price of $400,000 is reflected on the consolidated balance sheet as other assets.

Recently Issued Accounting Pronouncements

Management reviewed currently issued pronouncements and does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying condensed financial statements.

3.	CAPITAL STOCK

WODI Common Stock

On February 17, 2023, the SEC qualified the Offering Circular for the offering of securities by WODI under a Regulation A offering (the “Reg A”). Reg A was intended to accumulate capital for WODI to direct toward WOD projects.

On March 9, 2023, the Parent Company announced a limited preview of Reg A for WODI.

As of June 26, 2023 (the “Termination date”), the Parent Company suspended the sale of securities under Reg A. As of the Termination Date, 12,000 shares were sold generating total proceeds of $60,000.

As of June 30, 2024, WODI had 13,399,217 shares issued and outstanding.

4.	RESTRICTED STOCK GRANTS AND WARRANTS

Restricted Stock Grants

Between August 12, 2022, and August 3, 2023, WODI entered into Restricted Stock Grant Agreements (“RSGAs”) with its Board members, employees, and consultants to incentivize economic performance and enhance the Company’s value. Under these agreements, up to 15,550,000 shares of WODI common stock may be issued upon achieving specified milestones and vesting requirements.

Restricted shares vest incrementally based on WODI’s uplisting to a national securities exchange and subsequent trading volume. If WODI does not achieve an exchange listing within three years of the RSGA effective date, 25% of the restricted shares will vest on the three-year anniversary, with an additional 6.25% vesting quarterly thereafter.

As of June 30, 2024, no milestones were achieved, and no costs were recognized for the RSGAs. There were 2,581,344 total issuable shares under the RSGAs as of that date. During the six months ended June 30, 2024, no restricted shares vested, and no costs associated with the milestones were recognized, as milestone achievement was deemed not probable.

5.	CONVERTIBLE PROMISSORY NOTES

During the six months ended June 30, 2024, WODI raised an additional $2,042,500 through the issuance of convertible secured promissory notes with the same 10% annual interest rate. Further, under settlement, conversion, and redemption agreements, shareholders redeemed an aggregate of 139,560,037 shares of the Parent Company’s common stock. The cash equivalent of these redemptions, based on the fair market value at the redemption dates, was used to purchase WODI convertible secured promissory notes. A loss of $1,297,000 resulting from these agreements was recognized in the consolidated statements of operations.

As of June 30, 2024, WODI had outstanding convertible secured promissory notes totaling $20,068,589.

6.	REVENUE FROM CONTRACTS WITH CUSTOMERS

Equipment Contracts

Revenues and related costs on equipment contracts are recognized over time as performance obligations are satisfied, in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Under ASC 606, revenue and associated profit are recognized as the customer obtains control of the goods and services promised in the contract. Unallocated indirect costs and corporate general and administrative expenses are charged to the periods as incurred. In the event of a foreseeable loss on a contract, WODI recognizes the loss as soon as it is determined.

For the six months ended June 30, 2024, and 2023, total revenue from contracts with customers was $2,604,196 and $3,823,932 respectively.

Contract assets represent revenues recognized in excess of amounts billed on contracts in progress, while contract liabilities represent billings in excess of revenues recognized on contracts in progress. Contract-related assets and liabilities are included in current assets and current liabilities on the balance sheet, as they are expected to be liquidated in the normal course of contract completion.

As of June 30, 2024, and December 31, 2023, contract assets were $476,906 and $455,102, respectively. Contract liabilities as of the same dates were $1,619,759 and $1,346,366, respectively.

7.	COMMITMENTS AND CONTINGENCIES

Facility Rental – Related Party

PWT, a subsidiary of WODI, rents a 12,000-square-foot facility located at 2535 E. University Drive, McKinney, TX 75069. The current monthly rent is $8,500.

Related Party Transactions

WODI transfers funds to its Parent Company, OriginClear, Inc., on an as-needed basis to support operations and provide intercompany transfers to its subsidiaries. As of June 30, 2024, and December 31, 2023, WODI reported balances of $620,069 and $864,528, respectively, due to the Parent Company and its subsidiaries.

Due to a low probability of repayment, WODI recognized an impairment on related party receivables of $1,273,680 as of June 30, 2024. This amount is reflected in the consolidated financial statements.

Warranty Reserve

Customer projects are generally guaranteed against defects in material and workmanship for one year from the date of completion, with some guarantees extending beyond one year for specific areas of construction and materials. Management believes that existing insurance policies adequately cover potential claims.

Based on historical data and management’s assessment, WODI has established a warranty reserve of $20,000, which is reflected in the consolidated financial statements as of June 30, 2024, and December 31, 2023.

Item 8. Exhibits

INDEX TO EXHIBITS

Exhibit Number	Description	Filed/ Furnished/ Incorporated by Reference from Form
1.1	Advisory Agent Agreement	Filed Previously
2.1	Amended and Restated Certificate of Incorporation Amended and Restated Certificate of Incorporation, Series A, B and C preferred Stock Designation	Filed Previously
2.5	Amended and Restated Bylaws	Filed Previously
4.1	WODI Unit Purchase Agreement	Filed Previously
8.1	Form of Escrow Agreement	Filed Previously

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Clearwater, Florida, March 11, 2025

Water On Demand, Inc.

/s/ T. Riggs Eckelberry
By: T. Riggs Eckelberry, Chief Executive Officer

Pursuant to the requirements of Regulation A, this Offering Statement has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ T. Riggs Eckelberry
By: T. Riggs Eckelberry, as Chief Executive Officer, and Director

/s/ Prasad Tare
By: Prasad Tare, as Principal Financial Officer, Principal Accounting Officer

/s/ Byron Elton
By: Byron Elton, as Director

/s/ Jean-Louis Kindler
By: Jean Louis Kindler, as Director

/s/ Anthony Fidaleo
By: Anthony Fidaleo, as Director

Date: March 11, 2025